Exhibit 1

British American Tobacco p.l.c.

11 September 2020

British American Tobacco Announces Board Appointment

Karen Guerra will join the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Nominations and Remuneration Committees with effect from 14 September 2020.

Karen is currently a Non-Executive Director of Amcor p.l.c. since June 2019 (having previously been a Non-Executive Director of Amcor Limited between 2010 and 2019 prior to its listing on the NYSE) and Electrocomponents p.l.c. since January 2013.

Previously, Karen has held a variety of executive roles, including President and Director General of Colgate Palmolive France, and Chairman and Managing Director of Colgate Palmolive UK Limited. Karen has also served as a Non-Executive Director of Swedish Match A.B, Davide Campari-Milano S.p.A., Paysafe p.l.c., Inchcape p.l.c. and Samlerhuset B.V..

Commenting on the appointment, Richard Burrows, Chairman, said: “I would like to welcome Karen to the Board of British American Tobacco. Karen brings with her a range of valuable international experience, particularly in marketing and consumer goods, and I am looking forward to her contribution to the Board”.

Enquiries:

British American Tobacco Press Office
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British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton/ William Houston / John Harney
+44 (0) 20 7845 1180/2012/1138/1263